Exhibit 99.1

Masonglory Limited Announces Entry into Share Swap Agreement to Acquire a 20% Equity Interest in Beta Beteiligungs und Besitz GmbH

HONG KONG, Aug. 13, 2026 (GLOBE NEWSWIRE) -- Masonglory Limited (the “Company”) (Nasdaq: MSGY), a subcontractor providing wet trades services and other ancillary services in Hong Kong, today announced that on August 12, 2026, the Company entered into a share swap agreement (the “Share Swap Agreement”) with the holder of a 49% equity interest in Beta Beteiligungs und Besitz GmbH, a private limited liability company organized under the laws of the Republic of Austria (the “Target”), and the beneficial owner of such holder, pursuant to which such holder agreed to transfer 20% of the equity interests in the Target to a wholly-owned subsidiary of the Company, and, as consideration therefor, the Company agreed to allot and issue to such beneficial owner an aggregate of 1,377,000 Class A ordinary shares of the Company, par value US$0.0008 each (the “Consideration Shares”). The number of Consideration Shares was determined by reference to a valuation of 100% of the equity interests in the Target of US$23,400,000 performed by an independent third-party valuation firm, and a price per Class A ordinary share of US$3.40, which was determined by reference to the closing bid price of the Class A ordinary shares of the Company of US$3.43 on August 11, 2026. The Target is engaged in the trading and distribution of construction materials, principally bathtubs, hot tubs and swim spas, in Continental Europe, which is complementary to the Company’s existing wet trades and construction materials services business, and the transaction represents a horizontal, synergistic expansion of the Company’s geographic footprint and construction materials product portfolio into Continental Europe.

The Consideration Shares will be issued in an offshore transaction without registration under the Securities Act of 1933, as amended, in reliance on applicable exemptions from registration, and will constitute “restricted securities”.

Such beneficial owner is not affiliated with the Company or any of its directors or officers. Immediately following the closing of the transactions contemplated by the Share Swap Agreement, such beneficial owner will hold less than five percent (5%) of the aggregate voting power of the Company.

About Masonglory Limited

Founded in 2018 in Hong Kong, Masonglory Limited is a subcontractor providing wet trades services and other ancillary services to property developers and Hong Kong government. As a registered specialist trade contractor (plastering-group 2) since 2020, the Company provides customers with comprehensive wet trades works solutions, which principally include: (i) plastering on floors, ceilings, and walls; (ii) tile laying on internal and external walls and floors; (iii) brick laying; (iv) floor screeding; and (v) marble works. For more information, please visit: https://www.masontech.com.hk/; https://ir.masontech.com.hk/

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Masonglory Limited

Investor Relations Department

Email: services@wealthfsllc.com